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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             Allied Holdings, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             Georgia                                      58-0360550
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(State of Incorporation or organization)    (I.R.S. Employer Identification No.)


160 Clairemont Avenue, Suite 510, Decatur, Georgia              30030
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    (Address of principal executive offices)                  (Zip Code)

If this form relates to the registration          If this form relates to the
of a class of securities pursuant to              registration of a class of
Section 12(b) of the Exchange Act and             securities pursuant to Section
is effective pursuant to General                  12(g) of the Exchange Act and
Instruction A.(c), please check the               is effective pursuant to
following box:  [X]                               General Instruction A.(d),
                                                  please check the following
                                                  box: [ ]

Securities Act Registration Statement File Number to which this form
relates:     N/A
        ---------------
        (If Applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class to                 Name of each exchange on which
         be so registered                    each class is to be registered
         ----------------                    ------------------------------

    Common Stock, No Par Value                   New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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         Item 1.  Description of Registrant's Securities to be Registered

         Common Stock, No Par Value

         The capital stock of Allied Holdings, Inc. (the "Company" or "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock, no par value per share. Holders of Common Stock are entitled to one vote per share at all meetings of stockholders. Dividends that may be declared on the Common Stock will be paid in an equal amount to the holder of each share. No preemptive rights are conferred upon the holders of such stock and there are no liquidation or conversion rights. Nor are there any redemption or sinking fund provisions and there is no liability to further calls or to assessments by the Registrant. The Company's Articles of Incorporation require the affirmative vote of the holders of not less than two-thirds of the outstanding shares of Common Stock in order to approve most corporate transactions such as mergers, consolidations, sales of substantially all of the property or assets of the Company, and the liquidation or dissolution of the Company. The holders of Common Stock are not entitled to preemptive or subscriptive rights.

         Certain provisions of the Company's Certificate of Incorporation were designed to make the Company a less attractive target for acquisition by an outsider who does not have the support of the Company's directors. These provisions are summarized as follows:

         The Company's Articles of Incorporation and Bylaws contain several provisions that may be deemed to have an "anti-takeover" effect in that they could prevent an acquisition of the Company unless the potential acquirer has obtained the prior approval of the Board of Directors of the Company. The anti-takeover provisions also may make it more difficult for a potential acquirer to obtain control of the Company by means of replacing the existing members of the Board of Directors and management of the Company, which may tend to perpetuate the incumbent Board and management. The following is a description of such provisions and certain provisions of Georgia law that may be deemed to have an anti-takeover effect:

         Classified Board. The Company's Bylaws provide that the Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible with the Directors in each class to hold office for a three-year term.

         Removal of Directors. The Company's Bylaws provide that a director may be removed only for cause and only upon the affirmative vote of at least two-thirds of the outstanding shares of Common Stock. The purpose of the super-majority vote needed to remove directors is to prevent a majority shareholder from removing directors and replacing them with new individuals selected only by that shareholder in an attempt to circumvent the classified board structure adopted by the Company.

         Amendment of Articles of Incorporation and Bylaws. The Georgia Business Corporation Code generally provides that the approval of the Board of Directors and the affirmative vote of a majority of shares entitled to vote thereon as well as a majority of the shares of each class of stock entitled to vote as a class, is required to amend the Articles of Incorporation of a corporation, unless the Articles of Incorporation provide for a greater voting requirement.


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The Articles of Incorporation of the Company provide that the provisions of the
Articles relating to anti-takeover provisions may only be amended, altered, changed or repealed by the affirmative vote of two-thirds of the outstanding shares of Common Stock, subject to the rights, if any, of the holders of Preferred Stock then outstanding.

         The Georgia Business Corporation Code generally provides that the authority to amend, alter, change or repeal the Bylaws of a corporation may be granted to the Board of Directors, subject to the power of the shareholders to amend, alter, change or repeal Bylaws by the affirmative vote of a majority of the outstanding common stock of such corporation. The Bylaws of the Company provide that any action taken by the shareholders with respect to amending, altering, changing or repealing the Bylaws may be taken only upon the affirmative vote of the holders of at least two-thirds of the outstanding Common Stock, subject to the rights, if any, of the holders of Preferred Stock then outstanding.

         Director Exculpation. The Articles of Incorporation of the Company provide that a director of the Company will have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent allowed by the Georgia Business Corporation Code. This provision would absolve directors of personal liability for negligence in the performance of their duties, including gross negligence, but would not permit a director to be exculpated for liability for actions involving conflicts of interest or breaches of the "duty of loyalty" to the company or its stockholders. This provision does not eliminate or alter the duty of the members of the Board of Directors of the Company, it only limits persona liability for monetary damages. This provisions does not affect the availability of equitable relief as a remedy for breach of duty by directors.

         Constituencies. The Company's Articles of Incorporation permit the Board of Directors to consider the social and economic effects of a matter considered by the Board of Directors upon the Company and its subsidiaries and its employees, customers, suppliers, and creditors as well as the communities which they serve in connection with determining the best interests of the Company and its stockholders. The Articles of Incorporation also allow the Board of Directors, when evaluating a proposed business combination or tender offer, to consider matters such as offering price, reputation and business practices of the offeror and its management as they would affect the employees, customers, suppliers and creditors of the Company and its subsidiaries and any other matters deemed pertinent by the Board of Directors when considering whether to oppose such an offer.


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Item 2.             Exhibits

                    The securities described herein are to be registered with the New York Stock Exchange, on which no other securities of the Registrant are registered. Pursuant to Part II of the Instructions as to Exhibits on Form 8-A, the following exhibits have been filed with each copy of this Registration Statement being filed with the New York Stock
                    Exchange:

1. Registrant's Annual Report on Form 10-K for the year ended December 31, 1996

2.                  (a)      Registrant's Quarterly Report on Form 10-Q for the
                             quarter ended March 31, 1997;
                    (b)      Registrant's Quarterly Report on Form 10-Q for the
                             quarter ended June 30, 1997;
                    (c)      Registrant's Quarterly Report on Form 10-Q for the
                             quarter ended  September 30, 1997; and
                    (d)      Registrant's Current Reports on Form 8-K filed May
                             1, 1997, June 3, 1997, July 22, 1997, August 13,
                             1997, August 29, 1997, September 2, 1997, October
                             10, 1997, and October 21, 1997.

3.                  Registrant's Proxy Statement dated May 22, 1997

4.                  (a)      Registrant's Articles of Incorporation

                    (b)      Registrant's Bylaws

5.                  Specimen Stock Certificate

6.                  Registrant's 1996 Annual Report to Stockholders




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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ALLIED HOLDINGS, INC.

                              By:/s/ A. Mitchell Poole, Jr.
                                 ----------------------------
                                 A. Mitchell Poole, Jr., President, Chief
                                 Operating Officer, Chief Financial Officer
                                 and Assistant Secretary

Dated: February 10, 1998